SEC File Number 001-38785

CUSIP Number 863685 103

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Stryve Foods, Inc.

(Full Name of Registrant)

N/A

(Former Name if Applicable)

Post Office Box 864

(Address of Principal Executive Office (Street and Number))

Frisco, TX 75034

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Stryve Foods, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Form 10-K for the year ended December 31, 2024 (the “Form 10-K”). The compilation, dissemination and review of the information required to be presented in the Form 10-K has imposed time constraints as a result of the Company’s working capital constraints that have rendered timely filing of the Form 10-K impracticable without undue hardship and expense. As a result of the foregoing, the Company’s independent registered public accounting firm has not yet completed its audit procedures. The Company undertakes the responsibility to file such report as soon as practical.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

R. Alex Hawkins	972	987-5130
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The unaudited preliminary financial information as of and for the year ended December 31, 2024, the Company expects net sales of $21.0 million an increase of 18.5% versus the prior year, incur an operating loss of approximately $10.6 million versus the prior year, and used cash in operating activities of approximately $7.9 million. These figures compare to net sales of $17.7 million, an operating loss of $15.4 million, and cash used in operating activities of $7.4 million during the year ended December 31, 2023. The Company also expects an adjusted EBITDA loss¹ of $8.0 million, which represents a 32.4% improvement compared to $11.8 million in the prior year. As of December 31, 2024, the Company had a working capital deficit of approximately $15.0 million as compared to $7.4 million as of December 31, 2023, and had approximately $16.4 million of indebtedness.

In the fourth quarter of 2024, the Company achieved net sales of $4.5 million which is up 57.5% versus the same period in 2023. Additionally, the Company’s operating loss and adjusted EBITDA for the fourth quarter of 2024 were $3.1 million and $2.4 million respectively which compare favorably to $4.2 million and $3.4 million from 2023 representing a 26.5% and 28.5% improvement in each.

The Company’s working capital position has remained constrained limiting its ability to fully realize and execute on the demand for its products. Until the Company can generate positive cash flow from operations, the Company expects to finance its operations through equity offerings, debt financings, other financing or strategic transactions. There can be no assurance that the Company will be successful in raising additional capital or that such capital, if available, will be on terms that are acceptable.

¹ Adjusted EBITDA is a non-GAAP financial measure.

All financial results as of and for the year ended December 31, 2024, included above are preliminary, have not been reviewed or audited, are based upon the Company’s estimates, and were prepared prior to the completion of the Company’s financial statement close process. The preliminary financial results should not be viewed as a substitute for the Company’s full year end results, do not present all information necessary for an understanding of the Company’s financial performance as of and for the year ended December 31, 2024 and should not be considered final until the Company files its Annual Report on Form 10-K for the fiscal year ended December 31, 2024. During the course of the preparation of the Company’s financial statements as of and for the fiscal year ended December 31, 2024, the Company may identify items that could cause its final reported results to be materially different from the preliminary financial information set forth above. Accordingly, undue reliance should not be placed on this preliminary data.

STRYVE FOODS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2025	By	/s/ R. Alex Hawkins
R. Alex Hawkins
Chief Financial Officer